ECONOMY JULY 25, 2018

Snapshot: Who Uses Ride-Sharing Services in the U.S.?

BY **RJ REINHART**

STORY HIGHLIGHTS

- 30% of all Americans use ride-sharing services
- 45% of those aged 18 to 29 use the services
- Seniors, town/rural residents are least likely to use them

WASHINGTON, D.C. -- Since ride-sharing services such as Lyft and Uber first emerged in the past decade, they have changed the way many Americans get around, but especially young adults and those living in cities and suburbs. Almost one in three Americans overall use these services, but who uses them varies substantially by age, income and place of residence.

Americans' Use of Uber and Lyft, by Key Demographic Group

Please tell me if each of the following applies to you or not? You use ride-sharing services like Uber and Lyft.*

	Yes	No
	%	%
All Americans	30	70
Age		
18-29	45	55
30-49	36	65
50-64	23	77
65+	13	86
Income		
Under $24,000	25	76
$24,000-$59,999	23	77
$60,000-$89,999	28	72
$90,000 or more	41	59
Urbanicity		
City	37	63
Suburb	34	66
Town/Rural	16	84

* Due to rounding, some percentages may add to more than 100%.

GALLUP, APRIL 23-29, 2018

Background: While not the first ride-sharing services, Lyft and Uber have become the most widely recognized of the services in the U.S. The two companies dominate the U.S. ride-sharing market, with Uber estimated to have a 70% to 80% share of the market and Lyft 20% to 30%.

Young adults are most likely age group to use ride-sharing services. Forty-five percent of adults aged 18 to 29 say they use ride-sharing services such as Uber and Lyft, whereas this drops to 36% among those 30 to 49 years old, 23% of those aged 50 to 64 and 13% of those aged 65 or older.

Americans with higher incomes are among the most likely to use the services. Among Americans residing in households in which the annual income is $90,000 or more, 41% report using ride-sharing services. This is substantially higher than any other income group. Roughly a quarter of all other income-based subgroups of Americans say they use ride-sharing services.

Rural Americans unlikely to use ride-sharing services. About one in six Americans who describe their place of residence as a town or rural area report using services such as Uber and Lyft. That compares with 37% of those who live in cities and 34% residing in suburbs.

Takeaway: Ride-hailing services have changed the transportation landscape for many Americans. However, the adoption of these services has not occurred uniformly across the country. Use has been most common among younger, wealthier and more urban Americans, but uncommon among seniors and rural residents.

The challenge for ride-sharing services such as Uber and Lyft to expand their markets will be to find new ways to provide their services beyond the groups most likely to use them. However, this may prove difficult -- particularly in rural areas, where lower population density likely influences drivers' ability to rapidly pick up individuals, challenging the services' business models. A more successful strategy for market expansion may be to focus efforts on increasing use among older Americans and those with lower annual incomes.

SURVEY METHODS

Results for this Gallup poll are based on telephone interviews conducted April 23-29, 2018, on the Gallup U.S. Poll, with a random sample of 1,503 adults, aged 18 and older, living in all 50 U.S. states and the District of Columbia. For results based on the total sample of national adults, the margin of sampling error is ±3 percentage points at the 95% confidence level. All reported margins of sampling error include computed design effects for weighting.

Each sample of national adults includes a minimum quota of 70% cellphone respondents and 30% landline respondents, with additional minimum quotas by time zone within region. Landline and cellular telephone numbers are selected using random-digit-dial methods.

Learn more about how the Gallup U.S. Poll works.

RELATED TOPICS INCLUDE: USA, ALL GALLUP HEADLINES, BUSINESS, ECONOMY, INNOVATION, SNAPSHOT, TECHNOLOGY

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